Exhibit 99.1

Press Releases
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, 22 April 2015 - ASML Holding N.V. (ASML) today announces the results of its Annual General Meeting of Shareholders held on 22 April 2015.
The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2014.
In addition, the General Meeting of Shareholders approved the following items:
Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2014.
Proposal to adopt a 2014 dividend of EUR 0.70 per ordinary share of EUR 0.09.
Proposal to adopt some adjustments to the Remuneration Policy for the Board of Management.
The maximum number of shares for the Board of Management and the maximum number of stock options and/or shares for employees.
The appointments of Ms. A. (Annet) Aris, Mr. G.J. (Gerard) Kleisterlee and Mr. R.D. (Rolf-Dieter) Schwalb as members of the Supervisory Board effective 22 April 2015.
The appointment of KPMG Accountants N.V. as the external auditor for the reporting year 2016.
Proposal to authorize the Board of Management for a period of 18 months from 22 April 2015: (i) to issue shares or grant rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.
Proposal to extend the existing authority of the Board of Management to acquire through 22 October 2016 a maximum of 20% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Stock Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of 22 April 2015.
The following subjects were also discussed at the General Meeting of Shareholders:
The Company’s business, financial situation and sustainability.
The execution of the Remuneration Policy for the Board of Management over the financial year 2014.
ASML’s Corporate Governance.
ASML’s reserves and dividend policy.
The updated Profile of the Supervisory Board
The composition of the Supervisory Board in 2016: Mr. A.P.M. (Arthur) van der Poel will retire by rotation in 2016.
The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.
About ASML
ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Stock Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of 22 April 2015.
The following subjects were also discussed at the General Meeting of Shareholders:
The Company’s business, financial situation and sustainability.
The execution of the Remuneration Policy for the Board of Management over the financial year 2014.
ASML’s Corporate Governance.
ASML’s reserves and dividend policy.
The updated Profile of the Supervisory Board
The composition of the Supervisory Board in 2016: Mr. A.P.M. (Arthur) van der Poel will retire by rotation in 2016.
The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.
About ASML
ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com